PRODUCTBOX, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(Unaudited)

Balance Sheet

productbox
As of December 31, 2019

	DEC 31, 2019	DEC 31, 2018
Assets		
Current Assets		
Cash and Cash Equivalents		
Analysis Checking	457.78	336.58
Total Cash and Cash Equivalents	**457.78**	**336.58**
Total Current Assets	**457.78**	**336.58**
Total Assets	**457.78**	**336.58**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Chase Business Credit Card	3,354.31	4,279.21
Erik Spangenberg Loan	67,923.38	22,074.04
HSBC	3,490.56	3,598.56
Total Current Liabilities	**74,768.25**	**29,951.81**
Total Liabilities	**74,768.25**	**29,951.81**
Equity		
Current Year Earnings	(46,695.24)	(28,915.69)
Owner's Capital: Owner's Draw	(881.01)	(881.01)
Owner's Capital: Owner's Investment	323.97	323.97
Paid in Capital - SAFE	2,000.00	-
Retained Earnings	(29,058.19)	(142.50)
Total Equity	**(74,310.47)**	**(29,615.23)**
Total Liabilities and Equity	**457.78**	**336.58**

Income Statement (Profit and Loss)

productbox
For the year ended December 31, 2019

	2019	2018
Income		
Sales	-	117.26
Total Income	**-**	**117.26**
Cost of Goods Sold		
Cost of Goods Sold	34,001.67	22,048.67
Total Cost of Goods Sold	**34,001.67**	**22,048.67**
Gross Profit	**(34,001.67)**	**(21,931.41)**
Operating Expenses		
Bank Service Charges	100.00	519.05
Business License & Fees	450.00	760.00
Dues & Subscriptions	6,796.00	-
Interest Expense CC	958.15	573.27
Office Supplies & Expense	1,205.69	244.33
Product Development Software	496.98	458.18
Professional Fees	2,686.75	4,350.45
Sales and Marketing Expenses	-	79.00
Total Operating Expenses	**12,693.57**	**6,984.28**
Operating Income	**(46,695.24)**	**(28,915.69)**
Net Income	**(46,695.24)**	**(28,915.69)**

Statement of Cash Flows

productbox
For the year ended December 31, 2019

	2019	2018
Operating Activities		
Receipts from customers	-	117.26
Payments to suppliers and employees	(46,695.24)	(29,032.95)
Net Cash Flows from Operating Activities	**(46,695.24)**	**(28,915.69)**
Financing Activities		
Other cash items from financing activities	46,816.44	28,977.27
Net Cash Flows from Financing Activities	**46,816.44**	**28,977.27**
Net Cash Flows	**121.20**	**61.58**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	336.58	275.00
Net cash flows	121.20	61.58
Cash and cash equivalents at end of period	457.78	336.58
Net change in cash for period	**121.20**	**61.58**

Statement of Owners' Equity

productbox
For the year ended December 31, 2019

	2019	2018
Equity		
Opening Balance	(29,615.23)	(607.51)
Current Year Earnings	(46,695.24)	(28,915.69)
Owner's Capital: Owner's Draw	-	(116.00)
Owner's Capital: Owner's Investment	-	23.97
Paid in Capital - SAFE	2,000.00	-
Total Equity	**(74,310.47)**	**(29,615.23)**

PRODUCTBOX, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019 and 2018

1. ORGANIZATION AND PURPOSE

productbox, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company operates a web and mobile e-learning platform and derives revenue from subscription to its software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period.

The Company raised $42,000 in SAFE notes as of March 2020.

The Founder loan titled "Erik Spangenberg Loan" accounts for a portion of the expenses that the Founder has incurred throughout the life of the company. The Company used this loan to primarily fund product development. There is no interest on the loan and no due date established.

No other events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.